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                             November 30, 2023

       Guillermo Trias
       Chief Executive Officer
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street
       Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Registration
Statement on Form S-4
                                                            Filed October 31,
2023
                                                            File No. 333-275227

       Dear Guillermo Trias:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. We note the Acquired Fund is listed on NYSE Arca. Please tell us the status of the exchange's amendment to
the listing standard application under Rule 19b-4 of the
                                                        Exchange Act.
   2. We note the Staff is currently reviewing your registration statement on Form S-1 filed on
                                                        July 21, 2023 (File No.
333-273364). To the extent that any comments related to our
                                                        review of your Form S-1
apply to disclosure in the Form S-4, please make corresponding revisions to all
affected disclosure.
   3.                                                   Please revise
throughout to discuss price swings for both bitcoin and bitcoin futures contracts in recent
periods, including your disclosure under "Risk of Volatility" on page
                                                        29. Also please confirm
that you will update and quantify recent price declines in
 Guillermo Trias
Tidal Commodities Trust I
November 30, 2023
Page 2
         subsequent amendments.
Questions and Answers About the Merger
Why is the Merger occurring?, page iv

4. Please revise this Q&A to provide a cross-reference to the related disclosure under
         "Support Agreement" on page 35.
Are there any conditions to consummation of the Merger?, page v

5. We note your disclosure in this Q&A that "[e]ach of Toroso and Teucrium may waive any of the conditions to its obligations to complete the Merger." However, on pages 4 and 35 you disclose that the condition that the parties to the Merger receive a tax opinion may not be waived. Please reconcile your disclosure.
Summary, page 1

6. Please revise to include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make the investment
         speculative or risky. Refer to Item 105(b) of Regulation S   K.
7. We note your disclosure in the third paragraph of page 1 that sponsoring the Acquiring
         Fund will be Toroso   s first experience in the crypto asset markets.
However,
         your disclosure in the penultimate paragraph of page 1 states that Toroso has experience in the "digital asset and exchange-traded fund industries." Please revise to clarify or reconcile your disclosure, as appropriate.
The Fund's Current Net Assets and Year to Date Performance, page 1

8. Please update this disclosure to the most recent practicable date, and make conforming revisions throughout as appropriate.
The Support Agreement, page 35

9. Refer to the disclosure regarding an "additional deduction of operational costs from the
         Management Fee." Please revise to describe the nature of such costs in greater detail and quantify the same, to the extent practicable.
Further Information About the Acquired Fund, page 36

10. Please revise to include the following for the Acquired Fund, or tell us why you are not required to provide the information:
           management's discussion and analysis of financial condition and results of operations
FirstName LastNameGuillermo
           (refer to Item 303 of Trias
                                 Regulation S-K); and
Comapany
           quantitative and qualitativeTrust
           NameTidal    Commodities          I
                                         disclosures about market risk (refer
to Item 305 of
           Regulation
November 30, 2023 Page 2S-K).
FirstName LastName
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany 30,
November  NameTidal
              2023 Commodities Trust I
November
Page 3    30, 2023 Page 3
FirstName LastName
The Sponsor, page 38

11. Please revise the second paragraph of page 39 to identify the non-officer member who holds approximately 24.9% of Toroso.
Management of Toroso, page 39

12. Please disclose the ages of the officers of Toroso. Refer to Item 401(b) of Regulation S-
         K.
Acquiring Fund Financial Statements, page F-1

13. We note that you have provided an audited balance sheet for Hashdex Bitcoin Futures
         ETF, a series of Tidal Commodities Trust I, the sole fund as of October 24, 2023. Please note that audited financial statements must also be provided for the registrant, Tidal
         Commodities Trust I. Refer to Question 104.01 of the Compliance and Disclosure
         Interpretations for Securities Act Sections.
14. On pages F-2 and F-3 you refer to The Acquiring Fund. On pages F-6 to F-11 and F-19 to
         F-25 you refer to the Acquired Fund. Please revise to include the name of the entity.
Note 1. Organization and Significant Accounting Policies, page F-3

15. Please include accounting policies for creations and redemptions and calculating the net asset value.
Acquired Fund Financial Statements
Report of Independent Registered Public Accounting Firm, page F-5

16.      Please respond to the following:
             Ask the auditors to revise the report to clarify that the fund is a series of Teucrium
             Commodity Trust.
             In the second sentence of the first paragraph the auditors refer to the financial position of the Fund as of December 31, 2022 and 2021, even though the fund did not commence operations until September 15, 2022. Ask the auditors to either remove the reference to December 31, 2021, or tell us why the reference is appropriate.
             The auditors include a reference to their report on the Fund   s
internal control over
             financial reporting as of December 31, 2022. Since you do not include that report in the filing, ask the auditors to remove this reference to their report.
Exhibits

17. Please ensure that your exhibit index complies with the requirements set forth in Item
         601(a)(2) of Regulation S-K. For example, we note that you have incorporated by reference certain exhibits, but have not included an active hyperlink to each such exhibit separately filed on EDGAR. Please revise.
 Guillermo Trias
Tidal Commodities Trust I
November 30, 2023
Page 4
18. We note that the tax opinion filed as Exhibit 8.1 is not signed by counsel. Please file an executed opinion with your next amendment.
19. Refer to Exhibit 23.3. Please ask Tait, Weller & Baker LLP to revise their consent to correct for the typographical error in the name of the registrant (i.e., Tidal instead of
       Tital).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



                                                              Sincerely,
FirstName LastNameGuillermo Trias
                                                              Division of
Corporation Finance
Comapany NameTidal Commodities Trust I
                                                              Office of Crypto
Assets
November 30, 2023 Page 4
cc:       Peter J. Shea
FirstName LastName